02056078

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2002 Commission File Number: 0-20235

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. __________ No ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Exhibit Index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: August 26, 2002

By: Mary Batoff

Title: Secretary

EXHIBIT INDEX

EXHIBIT 1

NORTH AMERICAN PALLADIUM LTD.

MATERIAL CHANGE REPORT

Pursuant to: Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1. Reporting Issuer

The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

Item 2. Date of Material Change

August 15, 2002

Item 3. Press Release

August 15, 2002

Item 4. Summary of Material Change

The Corporation announced the results for the interim period ended June 30, 2002. The Corporation realized net income for the three months ended June 30, 2002 of $7,521,000 or $0.15 per share (fully diluted) on revenues of $41,745,000 compared to a net income of $7,707,000 or $0.15 per share (fully diluted) on revenue from metal sales of $21,178,000 for the corresponding period a year earlier. The increase in revenue in the current quarter was due to a 207% increase in palladium production, which was partially offset by lower palladium prices.

For the six months ended June 30, 2002 the Corporation reported net income of $13,767,000 or $0.27 per share on revenue of $86,322,000 compared to net income of $8,990,000 or $0.18 per share on revenues of $41,381,000 for the six months ended June 30, 2001.

During the second quarter, the new mill processed 1,270,284 tonnes of ore at a rate of 13,959 tonnes per day with a palladium grade of 2.00 g/t, producing 62,168 ounces of palladium. This compares with the second quarter 2001, when the combination of the old mill and the start-up of the new mill processed 382,061 tonnes of ore grading 2.39 g/t, producing 20,274 ounces of palladium. Mill palladium recoveries in the second quarter 2002 were 76.0% compared to 68.9% in the second quarter 2001.

Production costs including overhead were $23,002,000 during the second quarter 2002 compared to $9,359,000 during the second quarter 2001. The increase in costs during the quarter was due to the much higher volumes of ore processed in the new concentrator compared to the volume of ore processed in the prior period. Ore mined during the quarter was 2,216,124 tonnes compared to 1,755,845 tonnes in the second quarter 2001. Of the ore mined in the second quarter 2002, 1,149,966 tonnes was classified as high grade (greater than 1.10 g/t palladium) and 1,066,158 tonnes was classified as regular grade (0.70 to 1.09 g/t palladium). The broken ore stockpile at June 30, 2002 increased to 8.1 million tonnes grading 1.18 g/t palladium and contained approximately 308,800 ounces of palladium.

Cash costs to produce palladium, net of other metal credits and royalties, decreased to US$223 per ounce in the second quarter 2002 compared to US$274 per ounce in the second quarter 2001 and was a further improvement on the first quarter 2002 cash costs of US$239 per ounce. The reduction in unit cash costs resulted from increased mill throughput and improved palladium recoveries combined with stronger prices for other metal credits. The improvement in cash cost was partially offset by a stronger Canadian dollar.

Mill throughput and palladium recovery increased in the second quarter of 2002 as a result of modifications made to the Semi-Autogenous Grinding (SAG) mill and to the grinding and flotation circuits. The contract crushing facility, which is supplying fine ore that is blended with coarser ore has increased the efficiency of the SAG mill. In addition, the installation of new liners in the SAG mill in the first quarter of 2002 combined with higher operating efficiencies and increased mill availability contributed to improved mill throughput. Modifications to the flotation circuit and continuing operator training which were introduced in the first quarter of 2002 also contributed to the operating improvements for the second quarter. The mill modifications which resulted in a significant improvement in the concentrate grade in the first quarter of 2002, led to further improvement in the second quarter with a concentrate grade of 264.7 grams of palladium per tonne or 7.72 ounces of palladium per ton.

Item 5. Full Description of Material Change

See attached press release.

Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 74 of the Securities Act (Quebec); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland).

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mary Batoff, Secretary

Tel.: 416-360-2655

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 26th day of August 2002.

NORTH AMERICAN PALLADIUM LTD.

"Mary Batoff" (signed)
Per:________________________

North American **Palladium** Ltd.

130 Adelaide St. West
Suite 2116
Toronto, ON
M5H 3P5

Website: www.napalladium.com

News Release

August 15, 2002

FOR IMMEDIATE RELEASE

Trading Symbol: TSX - PDL
AMEX - PAL

North American Palladium Ltd. Announces Second Quarter 2002 Results

Results of Operations

The Company realized net income for the three months ended June 30, 2002 of $7,521,000 or $0.15 per share (fully diluted) on revenues of $41,745,000 compared to a net income of $7,707,000 or $0.15 per share (fully diluted) on revenue from metal sales of $21,178,000 for the corresponding period a year earlier. The increase in revenue in the current quarter was due to a 207% increase in palladium production, which was partially offset by lower palladium prices.

For the six months ended June 30, 2002 the Company reported net income of $13,767,000 or $0.27 per share on revenue of $86,322,000 compared to net income of $8,990,000 or $0.18 per share on revenues of $41,381,000 for the six months ended June 30, 2001.

During the second quarter, the new mill processed 1,270,284 tonnes of ore at a rate of 13,959 tonnes per day with a palladium grade of 2.00 g/t, producing 62,168 ounces of palladium. This compares with the second quarter 2001, when the combination of the old mill and the start-up of the new mill processed 382,061 tonnes of ore grading 2.39 g/t, producing 20,274 ounces of palladium. Mill palladium recoveries in the second quarter 2002 were 76.0% compared to 68.9% in the second quarter 2001.

Production costs including overhead were $23,002,000 during the second quarter 2002 compared to $9,359,000 during the second quarter 2001. The increase in costs during the quarter was due to the much higher volumes of ore processed in the new concentrator compared to the volume of ore processed in the prior period. Ore mined during the quarter was 2,216,124 tonnes compared to 1,755,845 tonnes in the second quarter 2001. Of the ore mined in the second quarter 2002, 1,149,966 tonnes was classified as high grade (greater than 1.10 g/t palladium) and 1,066,158 tonnes was classified as regular grade (0.70 to 1.09 g/t palladium). The broken ore stockpile at June 30, 2002 increased to 8.1 million tonnes grading 1.18 g/t palladium and contained approximately 308,800 ounces of palladium.

Cash costs to produce palladium, net of other metal credits and royalties, decreased to US$223 per ounce in the second quarter 2002 compared to US$274 per ounce in the second quarter 2001 and was a further improvement on the first quarter 2002 cash costs of US$239 per ounce. The reduction in unit cash costs resulted from increased mill throughput and improved palladium recoveries combined with stronger prices for other metal credits. The improvement in cash cost was partially offset by a stronger Canadian dollar.

Mill throughput and palladium recovery increased in the second quarter of 2002 as a result of modifications made to the Semi-Autogenous Grinding (SAG) mill and to the grinding and flotation circuits. The contract crushing facility, which is supplying fine ore that is blended with coarser ore has increased the efficiency of the SAG mill. In addition, the installation of new liners in the SAG mill in the first quarter of 2002 combined with higher operating efficiencies and increased mill availability contributed to improved mill throughput. Modifications to the flotation circuit and continuing operator training which were introduced in the first quarter of 2002 also contributed to the operating improvements for the second quarter. The mill modifications which resulted in a significant improvement in the concentrate grade in the first quarter of 2002, led to further improvement in the second quarter with a concentrate grade of 264.7 grams of palladium per tonne or 7.72 ounces of palladium per ton.

Liquidity and Capital Resources

Cash flow from operations (prior to changes in non-cash working capital) was $10,139,000 in the second quarter 2002 compared to $9,014,000 in the second quarter 2001. Changes in working capital other than cash provided $4,606,000 of cash in the second quarter 2002. Concentrate awaiting settlement increased from 97,977 ounces of palladium at March 31, 2002 to 105,550 ounces at June 30, 2002, however the drop in the palladium price and stronger Canadian dollar reduced the value of concentrate awaiting settlement at the end of the second quarter. After allowing for working capital changes, cash provided by operations was $14,745,000 in the second quarter of 2002 compared to $10,950,000 in the second quarter of 2001. Cash provided by operations was $13,654,000 in the first six months of 2002 compared to $21,357,000 in the first six months of 2001.

Investing activities declined significantly in the second quarter at $3,209,000 compared to $36,833,000 in the second quarter 2001 when construction of the major expansion project was nearing completion. Financing activities required $5,636,000 in the second quarter 2002 compared to $8,340,000 raised in the second quarter 2001. The Company is continuing to reduce its debt levels and made its third installment payment on the project loan facility in the amount of $6,727,000 in the second quarter thereby reducing the loan balance to $117,204,000 at June 30, 2002.

Production Statistics

	Second Quarter June 30		Six Months June 30	
	2002	2001	2002	2001
Palladium (oz)	62,168	20,274	116,090	39,112
Payable Palladium (oz)	56,884	18,551	106,223	35,741
Platinum (oz)	5,211	1,679	9,867	2,981
Gold (oz)	4,244	1,611	7,912	3,167
Copper (lbs)	1,387,822	559,740	2,552,319	942,712
Nickel (lbs)	737,683	368,225	1,404,052	652,835
Ore Tonnes Milled	1,270,284	382,061	2,475,434	605,168
Ore Tonnes Mined				
High grade ore	1,149,966	1,107,235	2,283,741	1,629,431
Regular grade	1,066,158	648,610	1,907,815	1,107,791
Waste Tonnes Mined	2,839,992	4,565,948	5,679,693	9,804,442
Waste Strip Ratio	1.28:1	2.60:1	1.36:1	3.58:1

Exploration

The focus of this year's exploration program is to increase the level of confidence in the potential underground resource contained in the Main High Grade Zone by increasing the density of diamond drill hole intercepts. In conjunction with this effort, an independent geoscience consulting firm was engaged to build a three-dimensional model of the host Mine Block Intrusion, its palladium deposits, and other internal features. These efforts will be used as a guide for future deep exploration within the Mine Block Intrusion.

During the second quarter a 48,000 metre diamond drilling program was initiated with 3 rigs, and has since increased to the current 5 rigs. The drilling program will create 84 new intercepts resulting in a drill spacing of 30 metres to depths of 650 metres through the Main High Grade Zone. To date, 42 holes (26,000 metres) have been completed. The drilling program is scheduled for completion by the end of September.

NORTH AMERICAN PALLADIUM LTD.
CONSOLIDATED BALANCE SHEETS
[Canadian Funds in Thousands of Dollars]
[Unaudited]

	June 30 2002	December 31 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 7,574	$ 1,775
Short-term investments	5,057	4,999
Concentrate awaiting settlement, net – Note 3	89,014	82,534
Inventories	24,294	23,269
Future income tax asset	3,675	10,830
Accounts receivable and other assets	1,370	2,626
	130,984	126,033
Mining interests, net	268,630	272,831
Mine closure deposit – Note 4	2,832	2,232
Deferred financing costs	2,475	2,870
Future income tax asset	8,700	8,700
	$ 413,621	$ 412,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 14,673	$ 17,255
Taxes payable	1,884	3,539
Current portion of obligations under capital lease	1,398	1,003
Current portion of project term loan	44,751	33,620
	62,706	55,417
Provision for mine closure costs	1,292	1,020
Obligations under capital leases	1,460	1,053
Project term loan	72,453	103,100
Kaiser-Francis credit facility	17,427	7,964
	155,338	168,554
SHAREHOLDERS' EQUITY		
Capital stock		
Outstanding: 50,558,860 common shares (2001 – 50,447,630) – Note 7	311,188	310,784
Deficit	(52,905)	(66,672)
Total shareholders' equity	258,283	244,112
	$ 413,621	$ 412,666

NORTH AMERICAN PALLADIUM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
[Canadian Funds in Thousands of Dollars Except Share and Per Share Amounts]
[Unaudited]

	Quarter Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Revenues from metal sales				
Palladium	$ 38,452	$ 19,257	$ 78,319	$ 37,701
Adjustments for mark to market	(6,431)	(1,979)	(11,304)	(3,008)
Other metals	9,724	3,900	19,307	6,688
	41,745	21,178	86,322	41,381
Deduct: smelter treatment, refining and freight costs	(4,952)	(1,878)	(8,953)	(2,781)
Net revenue from mining operations	36,793	19,300	77,369	38,600
Operating expenses				
Production costs including overheads	23,002	9,359	46,422	19,733
Amortization	5,171	1,078	10,093	2,410
Administrative expenses	956	990	1,944	1,960
Provision for mine closure costs	139	47	272	76
Total operating expenses	29,268	11,474	58,731	24,179
Income from mining operations	7,525	7,826	18,638	14,421
Other income (expenses)				
Interest income	347	383	415	949
Gain on disposal of capital assets	120	-	120	-
Interest	(96)	(51)	(256)	(91)
Interest on long-term debt	(1,136)	-	(2,835)	-
Exploration expense	(220)	(340)	(341)	(613)
Foreign exchange gain (loss)	5,641	3,277	5,602	(150)
Total other income (expenses)	4,656	3,269	2,705	95
Income before income taxes	12,181	11,095	21,343	14,516
Provision for income taxes	(4,660)	(3,388)	(7,576)	(5,526)
Net income for the period	7,521	7,707	13,767	8,990
Deficit, beginning of period	(60,426)	(72,898)	(66,672)	(74,181)
Deficit, end of period	$ (52,905)	$ (65,191)	$ (52,905)	$ (65,191)
Net income per share	$ 0.15	$ 0.15	$ 0.27	$ 0.18
Fully-diluted net income per share	$ 0.15	$ 0.15	$ 0.27	$ 0.18
Weighted average number of shares outstanding	50,517,450	50,373,022	50,491,950	50,314,643

NORTH AMERICAN PALLADIUM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Canadian Funds in Thousands of Dollars]
[Unaudited]

	Quarter Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Cash Provided by (used in)				
Operations				
Net Income for the period	$ 7,521	$ 7,707	$ 13,767	$ 8,990
Operating items not involving cash				
Future income tax	4,454	3,247	7,155	4,455
Amortization	5,171	1,078	10,093	2,410
Unrealized foreign exchange gain	(7,026)	(3,065)	(7,026)	-
Gain on disposal of capital assets	(120)	-	(120)	-
Provision for mine closure costs	139	47	272	76
	10,139	9,014	24,141	15,931
Changes in working capital other than cash	4,606	1,936	(10,487)	5,426
	14,745	10,950	13,654	21,357
Financing Activities				
Mine closure deposit	(300)	(300)	(600)	(500)
Obligations under capital leases	1,046	931	802	790
Deferred financing costs	-	(1)	-	(36)
Notes payable: Kaiser Francis Oil Company	-	-	10,372	-
Increase in project term loan	-	7,375	-	35,030
Repayment of project term loan	(6,727)	-	(13,399)	-
Issuance of common shares	345	335	404	1,505
	(5,636)	8,340	(2,421)	36,789
Investing Activities				
Short term investments	(33)	(7)	(58)	26,302
Additions to plant and equipment	(2,929)	(35,704)	(5,017)	(82,885)
Mining claims, exploration and development costs	(375)	(1,122)	(487)	(1,587)
Proceeds on disposal of capital assets	128	-	128	-
	(3,209)	(36,833)	(5,434)	(58,170)
Increase (decrease) in cash	5,900	(17,543)	5,799	(24)
Cash, beginning of period	1,674	22,022	1,775	4,503
Cash, end of period	$ 7,574	$ 4,479	$ 7,574	$ 4,479

Notes to the June 30, 2002 Interim Financial Statements
(in thousands of Canadian dollars except per share and per ounce amounts)

1) Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with accounting polices as set out in the Company's audited fiscal 2001 consolidated financial statements.

These unaudited interim financial statements by their nature do not conform in all respects to the requirements of Canadian generally accepted accounting principals for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited fiscal 2001 financial statements.

In the opinion of management, the unaudited interim financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company as at June 30, 2002 and the results of operations and cash flows for the three month and six month periods ended June 30, 2002 and 2001.

2) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA") dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements.

Under the recommendations, no compensation expense for stock options granted to employees is recognized, however pro forma disclosure of net income and net income per share will be provided as if the awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

During the three-month period ended June 30, 2002, the Company granted 148,000 stock options at an exercise price of $10.01 per share which vest over a three year period. The table below presents pro forma net earnings and basic and diluted net income per common share as if the options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company subsequent to the date of adoption of the recommendations issued by the CICA.

	Three months June 30, 2002
Net income as reported	$7,521
Estimated stock-based compensation costs net of tax	53
Pro forma net income	$7,468
Pro forma basic and diluted income per share	$ 0.15

The weighted-average fair market value of the options granted during the three months ended June 30, 2002 was $4.33 per option. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the three month period ended June 30, 2002: risk free interest rate of 4%, expected dividend yield of nil, expected volatility of 60%, and expected option life of 3 years.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of freely tradable, fully transferable options without vesting restrictions. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the four highly subjective input assumptions can affect the calculated values, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

3) Concentrate Awaiting Settlement

The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters between January and June 30 2002, including 105,550 ounces of palladium. At December 31, 2001 concentrate awaiting settlement included 78,445 ounces of palladium. Concentrate awaiting settlement was 100% from one domestic customer at June 30, 2002. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments and sales contracts.

4) Mine Closure Plan

As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At June 30, 2002, the Company had $2,832 on deposit with the Ministry and has agreed to make monthly deposits of $100.

5) Palladium Sales Contract

The Company entered into a Palladium Sales Contract with a major automobile manufacturer which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production until June 30, 2005. The palladium sales contract was required as a condition to the US$90 million project term loan.

6) Palladium and Platinum Forward Sales Contracts

At June 30, 2002, to augment the palladium sales contract, the Company had forward sales contracts for 25,200 ounces of palladium at US$945 per ounce and 50,400 ounces of palladium at US$899 per ounce as a hedge against a portion of its 2002 and 2003 production respectively. In addition, the Company had forward sales contracts for 10,500 ounces platinum at US$517 as a hedge against a portion of its 2002 production.

7) Share Capital

As at June 30, 2002, the Company had 50,558,860 common shares issued and outstanding (December 31, 2001 – 50,447,630). At June 30, 2002, the Company had 1,389,290 stock options outstanding at a weighted average exercise price of $10.88, expiring at various dates from November 2002 to June 6, 2010.

North American Palladium's Lac des Iles Mine is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. **Palladium** use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Keith C. Minty - President & CEO
Tel: (416) 360-2656 Fax: (416) 360-7709, or
George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650 Fax: (416) 360-7709, or
Nicholas J. Nikolakakis - Treasurer
Tel: (416) 360-2651 Fax: (416) 360-7709